Exhibit 99.1

Lithium Americas Approves Agreement Providing for Separation into Two Leading Lithium Companies

Lithium Americas intends to file circular with details on the Separation by end of June 2023;
Separation will be presented to shareholders for approval at AGM expected for July 31, 2023

May 15, 2023 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to announce that its Board of Directors has unanimously approved the execution of an arrangement agreement providing for the reorganization of the Company that will result in the separation of its North American and Argentine business units into two independent public companies (the “Separation”).

The Separation will establish an Argentina focused lithium company (“Lithium Argentina”) and a North America focused lithium company (“Lithium Americas (NewCo)”). Lithium Argentina will own Lithium Americas’ current interest in its Argentina lithium assets, including the 44.8% interest in Caucharí-Olaroz, the 100%-owned Pastos Grandes project and the 65% interest in the Sal de la Puna project. Lithium Americas (NewCo) will own the 100%-owned Thacker Pass lithium project in Humboldt County, Nevada, as well as the Company’s investments in Green Technology Metals Limited (ASX:GT1) and Ascend Elements, Inc.

KEY BENEFITS OF THE SEPARATION

The Separation is expected to enhance the long-term prospects for each of the business units and provide a number of benefits, including, among others:

  Provide each company with a sharper business and strategic focus, enabling the separate businesses to better attract, retain and motivate key employees.

  Enable each business to pursue its independent and unique growth opportunities.

    Lithium Argentina: Ramp-up of Caucharí-Olaroz, pursuit of Stage 2 expansion and further growth with the significant resource, along with advancement and construction decision regarding Pastos Grandes and potential upside at Sal de la Puna.

    Lithium Americas (NewCo): Construction and production of Phase 1 of Thacker Pass, and planning and execution of Phase 2 and beyond.

  Improve the market's ability to evaluate each business and value it against its comparables, providing shareholders with enhanced value and flexibility through independent investment opportunities.

  Provide each company with independent access to capital, resulting in more tailored capital allocation practices, thereby allowing each company to expand deeper into its specific domain to maximize the value of its resources.

  Expected to be executed on a tax-deferred basis with tax rulings and to have minimal dis-synergies.

“With this approval by the Board of Directors, we are excited to clear a key milestone in moving forward to separate Lithium Americas into two distinct leading lithium companies,” said Jonathan Evans, President and CEO of Lithium Americas. “We look forward to the value that can be created for shareholders through Lithium Americas (NewCo)’s unique position and the development of one of the largest lithium resources in the U.S., as well as the value generated through Lithium Argentina’s near-term production portfolio with a significant growth pipeline from two high-quality projects.”

LITHIUM AMERICAS (NEWCO) MANAGEMENT

Upon completion of the Separation, Lithium Americas (NewCo)’s management team will include, among others:

  Jonathan Evans (President & CEO) – current Director, President & CEO of Lithium Americas

  Pablo Mercado (EVP & CFO) – current EVP & CFO of Lithium Americas

LITHIUM ARGENTINA MANAGEMENT

Lithium Argentina’s management team will include, among others:

  John Kanellitsas (Interim President & CEO) – current Executive Vice Chair of Lithium Americas

  Alex Shulga (EVP & CFO) – current VP, Finance of Lithium Americas

Additional details with respect to the management team of each entity and the composition of their boards of directors will be set out in the Management Information Circular (the “Circular”).

ANTICIPATED TIMING OF ANNUAL AND SPECIAL MEETING

The annual and special meeting of Lithium Americas shareholders to consider approval of the transaction and annual meeting matters, among other things, is to be held on or about July 31, 2023 (the “Meeting”). The Board of Directors of the Company recommends that shareholders vote in favor of the Separation at the Meeting.

The Separation will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Under the plan of arrangement, shareholders will retain their proportionate interest in shares of the Company and receive newly issued shares of Lithium Americas (NewCo) in proportion to their then-current ownership of the Company. The Separation will be subject to the approval of: (i) 66 2/3% of votes cast by Lithium Americas shareholders; and (ii) a simple majority of the votes cast by Lithium Americas shareholders, excluding for this purpose the votes held by any person as may be required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

It is currently expected that the Circular, to be prepared in connection with the Meeting, will be finalized and made available on Lithium Americas’ SEDAR profile at www.sedar.com by the end of June 2023. The Circular will also contain further details on the allocation of assets, liabilities and capital structure of the two independent public companies upon separation.

Until the Separation is complete, Lithium Americas will continue to operate as a single company.

CONDITIONS TO THE TRANSACTION

Completion of the Separation is subject to customary conditions and approvals, including the receipt of the Canada Revenue Agency ruling, all required third party approvals, court, tax, stock exchange (including the listing of Lithium Americas (NewCo) common shares on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”)) and regulatory approvals and shareholder approval.

FAIRNESS OPINIONS

Lithium Americas’ Board of Directors received fairness opinions from BMO Capital Markets and Stifel GMP that as at the date of such opinions and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by Lithium Americas’ shareholders under the Separation is fair, from a financial point of view, to Lithium Americas’ shareholders.

ARRANGEMENT AGREEMENT

The Separation is governed by the terms of the arrangement agreement entered into today between Lithium Americas and 1397468 B.C. Ltd., the spinout entity that will become Lithium Americas (NewCo). A copy of the arrangement agreement will be filed under Lithium Americas’ profile on SEDAR at www.sedar.com.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the U.S., Thacker Pass has received its Record of Decision and has commenced construction. The Company trades on both the TSX and on the NYSE, under the ticker symbol “LAC.”

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events, performance or achievements of the proposed Separation and of the Company (Lithium Americas (NewCo)’s / Lithium Argentina’s), its projects, or industry results, to be materially different from any future results, events, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may,” “would,” “could,” “will,” “intend,” “expect,” “believe,” “plan,” “anticipate,” “estimate,” “schedule,” “forecast,” “predict” and other similar terminology, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, statements with respect to the proposed Separation, the expected timetable for completing the Separation (including timing of the Canadian and U.S. tax rulings), the ability of the Company to complete the Separation on the terms described herein, or at all, the receipt shareholder and required third party, court, tax, stock exchange and regulatory approvals required for the Separation (including obtaining the Canadian and U.S. tax rulings in respect thereof), the expected holdings and assets of the entities resulting from the Separation, the expected benefits of the Separation for each business and to the Company’s shareholders and other stakeholders, the strategic advantages, future opportunities and focus of each business, expectations regarding the status of development of the Company’s projects, the expected potential benefits of the Thacker Pass project for creation of a battery supply chain in the United States, and expectations regarding the process of building the teams of Lithium Americas (NewCo) and Lithium Argentina.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance, events or results and will not necessarily be accurate indicators of whether or not such events or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, uncertainties with obtaining required approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Separation (including tax, regulatory and shareholder approvals); there being no assurance that Lithium Americas (NewCo) will meet all the requirements to list its common shares on the TSX and/or the NYSE, future factors or events that may arise making it inadvisable to proceed with, or advisable to delay or alter the structure of the Separation; the performance, the operations and financial condition of Lithium Americas (NewCo) and Lithium Argentina as separately traded public companies, including the reduced geographical and property portfolio diversification resulting from the Separation; the impact of the Separation on the trading prices for, and market for trading in, the shares of the Company, Lithium Americas (NewCo) and Lithium Argentina (collectively the “Entities” and individually, an “Entity”); the potential for significant tax liability for a violation of the tax-deferred spinoff rules applicable in Canada and the United States; uncertainties with realizing the potential benefits of the Separation; risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; risks inherent in litigation that could result in additional unanticipated delays or rulings that are adverse for an Entity or its projects; maintaining local community support in the regions where an Entity’s projects are located; changing social perceptions and their impact on project development and litigation; ongoing global supply chain disruptions and their impact on developing an Entity’s projects; availability of personnel, supplies and equipment; the impact of inflation or changing economic conditions on an Entity, its projects and their feasibility; any impacts of COVID-19 or an escalation thereof on the business of an Entity; unanticipated changes in market price for an Entity’s shares; changes to an Entity’s current and future business plans and the strategic alternatives available to the Entity; industry and stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where an Entity conducts business. Additional information about certain of these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions as of the date hereof, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.